Exhibit 99.1

Melco Resorts Finance Announces Proposed Senior Notes Offering

MACAU, April 08, 2024 (GLOBE NEWSWIRE) -- Melco Resorts Finance Limited (“Melco Resorts Finance”) announces that it proposes to conduct an international offering of senior notes (the “New Notes”), the net proceeds from which will be used to make a partial repayment of the principal amount outstanding under the revolving credit facility, together with accrued interest and associated costs, pursuant to a senior facilities agreement entered into by MCO Nominee One Limited, a subsidiary of Melco Resorts Finance, on April 29, 2020, and for general corporate purposes. Melco Resorts Finance is a wholly-owned subsidiary of Melco Resorts & Entertainment Limited (“Melco”).

The New Notes are proposed to be senior obligations of Melco Resorts Finance, ranking equally with all of Melco Resorts Finance’s existing and future senior indebtedness. Melco will not be a guarantor of the New Notes.

The interest rate and other terms of the New Notes will be determined at the time of pricing of the offering. Completion of the proposed offering of the New Notes is subject to market conditions and investor interest. As no binding agreement in relation to the proposed offering of the New Notes has been entered into as at the date of this press release, the proposed New Notes may or may not be issued.

The New Notes are being proposed to be offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside of the United States in reliance on Regulation S under the Securities Act. The proposed New Notes will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state laws. Melco Resorts Finance does not intend to register any portion of the offering of the proposed New Notes in the United States.

Nothing in this press release constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Melco Resorts Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) pace of recovery from the impact of COVID-19 on our business, our industry and the global economy, (ii) risks associated with the amended Macau gaming law and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and Melco Resorts Finance undertakes no duty to update such information, except as required under applicable law.

For investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com